May 20, 2005



Room 4561

Norman E. Corn
Chief Executive Officer
Ion Networks, Inc.
120 Corporate Blvd.
South Plainfield, NJ 07080

Re:	Ion Networks, Inc.
	Registration Statement on Form SB-2
	Filed April 22, 2005
	File No. 333-124274

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-13117

Dear Mr. Corn:

	This is to advise you that we have limited our review to the matters identified below and have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the above-referenced
Form 10-K/A, your response should be provided as soon as possible and not later than June 3, 2005. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General
1. Update the financial statements pursuant to Item 310(g) of Regulation S-B, as needed.
Selling Stockholders, page 31
2. Please note that disclosure regarding all material transactions with a selling shareholder that took place within the past three years must be provided to conform to the requirements of Item 507 of
Regulation S-B. Please revise to include the terms by which Messrs.
Whitney, Russo and Diexler received the shares subject to resale. Please also advise as to the nature and value of the services performed by the consultant.
3. Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by Lipman Capital Group, Inc. Refer to interpretation 4S of the Regulation S-K section of the
March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual which are publicly available on our website.
4. It does not appear that any of the selling stockholders are registered broker-dealers or that they are affiliated with registered broker-dealers. Please confirm.
Plan of Distribution, page 32
5. Please confirm that you and the selling shareholders are aware of our position on short sales. See interpretation A.65 of the July 1997 Publicly Available Corp. Fin Telephone Interpretation Manual.

Signatures, page 65
6. Please revise your signature block to indicate, if true, that Mr.
Delaney is also signing as controller or principal accounting officer. See Instructions for Signatures on Form SB-2.

Legal Opinion
7. Please have counsel supplementally confirm that it is their understanding that the reference in exhibit 5 to "General Corporation
Law of the State of Delaware" includes other Delaware statutory provisions as well as the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII(A)(14) of our Current Issues Outline available on our public website at www.sec.gov.



Form 10-KSB/A
Management`s Discussion and Analysis or Plan of Operations, page
17
8. Your disclosure on page 17 indicates that revenues increased as result of an increased number of units sold within the OEM business and a general rebound within the telecommunications sector. Tell us which units were sold, how many were sold compared to last year and whether or not these units were higher margin units. Further tell us if there was a change in product mix or whether or not there was an introduction of any new products. Finally, it is unclear what consideration was given to quantifying and discussing these trends in your Form 10-KSB/A.
9. We note that your revenues are generated from the sales of both products and services. Tell us what consideration you have given to disclosing these revenues and related costs separately within the statement of operations as well as quantifying and discussing them within MD&A. We refer you to Rule 310(b) of Regulation S-B.
10. We note the amount of your capitalized software balance at December 31, 2004. From your current disclosure, it is not clear if this amortization is included within the cost of sales. Tell us where this amortization is classified in your income statement and how you have considered Question 17 of FASB Staff Interpretation Guidance on Applying Statement 86.
Controls and Procedures, page 19
11. You disclose that there were no "significant changes" in Ion`s internal controls over financial reporting that could "significantly affect internal controls subsequent to their evaluation." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d) of the Exchange Act. Please supplementally confirm whether during the quarter ended December 31, 2004 there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting. Additionally, please confirm that your disclosure in future filings will conform to the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d).
12. We note that you amended your Form 10-KSB to update disclosure in
"Certain Related Party Transactions," to file an additional amendment and to update the exhibit index. Please supplementally confirm that your management continues to believe that disclosure controls and procedures were effective as of December 31, 2004 or advise.

Note 2 Summary of Significant Accounting Policies

   Revenue Recognition, page 44
13. We note that 50% of your accounts receivable balance is related to Avaya. Tell us your standard payment terms and whether or not you have granted extensions to those payment terms. Are the payment terms granted to Avaya different from your standard payment terms? If you have granted extended payment terms or terms that differ from your standard terms, tell us how you determined that these fees are fixed and determinable and revenue recognition is appropriate. Also tell us if you are experiencing collectibility problems and how much of the December 31, 2004 accounts receivable balance has been collected to date during fiscal 2005.
14. Regarding your revenue recognition accounting policy, confirm to us supplementally that you sell individually packaged and complete hardware units and that you do not sell products under multi-element arrangements as each individual unit sold is complete and not dependent upon any software or component sold by the company. Also, confirm that the maintenance contracts sold do not impact the pricing of any other products.

   Foreign Currency Translation, page 45
15. You indicate that you ceased international operations in 2003 and that foreign currency translation or transaction adjustments were not material. However, we note in your footnote 12 that approximately 20% of your revenues came from outside the United States. Tell us what impact the foreign currency translation and transaction adjustments had on your operations with regards to your international customers. To the extent these adjustments were material, MD&A should address the impact on operations.

Note 3 Restructuring, Asset Impairments and Other Credits, page 46
16. During 2003 and 2004 we note that you presented credits in your restructuring line item on your income statement. With regards to these activities, tell us the following:
* The amount and nature of the initial restructuring and other charges taken including the individual periods these charges were recorded;
* Address how each of the initially recorded amounts were determined;
* Address in detail the subsequent events and circumstances surrounding each individual reversal of these charges;
* Tell us what consideration was given to discussing these reversals and changes in estimate in MD&A.
* Address whether or not the Company anticipates additional reversals in subsequent periods and the possible reasons for any potential reversals;
* Tell us the amount of the remaining restructuring balance at December 31, 2004, if any, and where these amounts are reflected in the balance sheet.

Form 10-QSB
17. We note that you have recently filed your Form 10-QSB for the fiscal quarter ended March 31, 2005. Please note that we will convey any additional comments we may have on such filing under separate cover.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Melissa Rocha, staff accountant, at (202)
551-
3854 or Marc Thomas, senior staff accountant at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please call Adam Halper at (202) 551-3482 or Sara
Kalin at (202) 551-3454 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      James Alterbaum
      Moses & Singer LLP
      1301 Avenue of the Americas
            New York, New York 10019
	Phone: (212) 554-7800
      Fax: (917) 206-4394
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Ion Networks, Inc.
May 20, 2005
Page 1